UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ruckus Wireless, Inc.

(Name of Subject Company)

Ruckus Wireless, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

(650) 265-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 350 West Java Drive Sunnyvale, CA 94089 (650) 265-4200	Alexandra D. Korry Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Rd Palo Alto, CA 94303 (650) 461-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Ruckus Wireless, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer (the “Offer”) by Brocade Communications Systems, Inc., a Delaware corporation (“Parent” or “Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to exchange for each issued and outstanding share of the common stock of the Company, par value $0.001 per share, that is validly tendered and not validly withdrawn in the offer, (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of Brocade common stock, in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 29, 2016, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION

In “Item 8. Additional Information—Certain Litigation” the paragraph relating to the Borrego Complaint is hereby amended and restated as follows:

On May 10, 2016, Robert D. Borrego, a purported stockholder of the Company, filed a stockholder class action complaint (the “Borrego Complaint”) in the United States District Court, District of Delaware, against the Company and members of the Board. The plaintiff in the Borrego Complaint alleges that the Company and the Company’s directors violated certain sections of the Exchange Act and certain rules and regulations thereunder and breached their fiduciary duties owed to the Company’s stockholders. The Borrego Complaint seeks, among other things, to enjoin the defendants from taking any steps to consummate the Offer and the Merger, or in the event that the Offer and the Merger are consummated, to recover damages resulting from the individual defendants’ violations of their fiduciary duties owed to the Company’s stockholders. On May 11, 2016, the plaintiff filed a motion for a preliminary injunction. On May 19, 2016, the defendants filed papers opposing the plaintiff’s motion for a preliminary injunction. The plaintiff voluntarily withdrew the motion for preliminary injunction on May 20, 2016. The defendants believe the allegations are without merit and intend to vigorously defend against all allegations that have been asserted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2016	RUCKUS WIRELESS, INC.

	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel & Corporate Secretary

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